SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  N/A

     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

SIGNATURE

Ad-hoc publication pursuant to section 15 of the German Securities Trading Act	Bayer AG Investor Relations 51368 Leverkusen Germany www.investor.bayer.com

Bayer significantly improves both sales and earnings

Leverkusen, March 2, 2005

Provisional figures for fiscal 2004:

•	Currency- and portfolio-adjusted sales rise by 9 percent

•	EBIT before special items up 53 percent to EUR 2.2 billion

•	Management Board proposes dividend of EUR 0.55 per share for 2004

The Bayer Group significantly improved both sales and earnings in fiscal 2004 and thus exceeded its targets. Provisional and as yet unaudited figures show that sales grew by 4.2 percent to EUR 29,758 million (2003: EUR 28,567 million). Adjusted for the effects of currency translations and portfolio changes, sales rose by 9.1 percent. The operating result (EBIT) before special items increased by 53.1 percent to EUR 2,244 million (2003: EUR 1,466 million). Contributing factors, apart from a marked upturn in business, were the company’s efforts to reduce costs and increase efficiency. Bayer was thus able to more than offset the sharp rise in raw material prices, negative currency effects and expiration of the U.S. patent for Cipro.

EBIT after special items improved to plus EUR 1,808 million from minus EUR 1,119 million in 2003. Earnings before interest, taxes, depreciation and amortization (EBITDA) rose by 14.2 percent to EUR 4,130 million (2003: EUR 3,616 million). Before special items, EBITDA increased by 9.1 percent to EUR 4,494 million (2003: EUR 4,118 million). Net income came to plus EUR 603 million (2003: minus EUR 1,361 million). Gross cash flow increased by 12.1 percent to EUR 3,210 million.

To ensure that Bayer’s shareholders participate in this success, a dividend for fiscal 2004 of EUR 0.55 (2003: EUR 0.50) per share will be recommended to the Annual Stockholders’ Meeting, subject to the approval of the Supervisory Board.

The 2004 figures still include Lanxess AG, which was spun off on January 28, 2005, and the blood plasma business that is to be sold to a U.S. investor group. Closing of this transaction is expected during the first half of 2005. Bayer will provide further details of the Group’s performance in fiscal 2004 at its Spring Financial News Conference to be held in Leverkusen on March 15.

Bayer AG
D-51368 Leverkusen
Germany

ISIN: DE0005752000
WKN: 575 200
Listing: Official market Frankfurt sub-segment entailing additional post-admission obligations (Prime Standard), Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München and Stuttgart; Paris; Swiss Exchange; London; Antwerpen; Brüssel; Amsterdam; Luxemburg; Mailand; Madrid; New York

Bayer Investor Relations contacts:
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Ute Krippendorf (+49-214-30-33021)
Ilia Kürten (+49-214-30-35426)
Judith Nestmann (+49-214-30-66836)

Forward-looking statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ ppa. Dr. Alexander Rosar
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

By:	/s/ Dr. Armin Buchmeier
	Name:	Dr. Armin Buchmeier
	Title:	Senior Counsel

Date: March 2, 2005